Commerce Bancshares, Inc. 1000 Walnut Street Post Office Box 419248 Kansas City Missouri 64141-6248 (816) 234-2000
April 3, 2009
By Edgar filing
Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Dear Mr. Webb:
We are in receipt of your letter dated March 30, 2009 wherein you have reviewed our Form 10-K and Definitive Proxy Statement for the year ended December 31, 2008 and have noted four areas where you are requesting additional information. In response we submit the following:
9A. Controls and Procedures, page 113 Form 10-K
Item 1.
Under this section in our Form 10-K we disclosed our conclusions over the effectiveness of disclosure controls and procedures and provided management’s report on internal controls over financial reporting. There were no changes in our internal controls in the fourth quarter 2008 identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15. We inadvertently did not explicitly state such fact. In future filings we will include the Item 308(c) disclosure as part of this section. A copy of a revised disclosure for part 9A is attached as Exhibit A and will be included in future filings.
Transactions with Related Persons, page 12 Definitive Proxy Statement
Item 2.
Your question relates to our disclosure in both the Form 10-K and Proxy Statement concerning payments to a related party, Tower Properties (Tower). Prior to April, 2006 Commerce Bancshares, Inc. (Commerce) leased office space in a downtown Kansas City office building owned by Tower. As of May 1, 2006, this building was sold by Tower to a buyer that is unrelated to both Tower and Commerce, thus ending the lease payments to Tower on the property sold. Footnote 20 in Form 10-K includes a table showing payments to Tower by Commerce and includes rent on leased properties. In 2006 rent on leased properties totaled $556 thousand and included $144 thousand related rent of office space for January through April, 2006 while Tower owned the office building.
Commerce has for many years leased surface parking lots from Tower in downtown Kansas City to provide employee parking. The remaining rental payments reflected for 2006 and for 2007 and 2008 pertain solely to rent paid to Tower on those surface parking lots.

The information in the table in Footnote 20 in Form 10-K contains the same payment amounts to Tower as that disclosed in the Proxy Statement except that the Proxy Statement does not include dividends paid on Commerce common stock owned by Tower. The number of shares of Commerce common stock owned by Tower is given in the Proxy Statement on page 5 as part of the table on Security Ownership of Management, specifically in note (3) to that table.
Item 3.
You also note in our Proxy Statement on page 12, that while we state that loans to related parties are made “...in the ordinary course of business, all of which were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons...”, we did not specifically state “...with other unrelated persons”. Please be advised that the terms of such loans made to related parties including interest rates and collateral are made on substantially the same terms as those prevailing at the time for comparable transactions with other unrelated persons. We will make adjustments to our disclosure in the future. A draft copy of such revised proxy disclosure is attached as Exhibit B.
Exhibits 31.1 and 31.2
Item 4.
In your letter you note in Exhibits 31.1 and 31.2 of Form 10-K that we have made certain modifications to the exact form of the certification as set forth in Item 601(b)(31)of Regulation SK. Please be advised that these modifications were unintended and will be corrected in all future filings. A draft copy of the adjusted certification to be included in future filings is attached as Exhibit C.
*     *     *     *     *     *     *
In providing our responses to your comments, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing,

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
Based on the information above, we intend to make the corrections noted in Exhibits A-C in all future filings as suggested in your letter. Should you need added information about any of the details provided above, please do not hesitate to contact me directly at 816-234-2081.
Sincerely,
/s/ Jeffery Aberdeen
Jeffery Aberdeen, Controller

EXHIBIT A
Form 10-K
Item 9a. CONTROLS AND PROCEDURES
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
     Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.
Management’s Report on Internal Control Over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.
     The Company’s internal control over financial reporting as of December 31, 2008 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which follows.
Changes in Internal Control Over Financial Reporting
          No changes in the Company’s internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, such controls during the last quarter of the period covered by this report.

EXHIBIT B
Excerpt From Proxy Statement
Transactions with Related Persons
     The Board of Directors has adopted a Related Party Transaction Policy (“Policy”). The purpose of the Policy is to establish procedures for the identification and approval, if necessary, of transactions between the Company and any director, nominee for director, beneficial owner of more than 5% of the Company’s securities, executive officer or any person or entity deemed related to any of the foregoing (“Related Party”) that are material or not in the ordinary course of business.
     The Policy may be found on the Company’s website at www.commercebank.com/governance. The Policy is intended to identify all transactions with Related Parties where payments are made by the Company to or for the direct or indirect benefit of a Related Party. The procedures, discussed in detail in the Policy, include the following:
•	The collection and maintenance of a Related Party list derived from the records of the Company and the responses to an annual questionnaire completed by directors and executive officers;

•	The distribution of the list to the appropriate officers and employees of the Company so that transactions with Related Parties may be identified;

•	A quarterly comparison of the list to payments made by the Company;

•	Preparation and delivery of a report to the General Counsel of the Company for review, analysis and an initial determination of whether the transaction is material and falls within the Policy; and

•	Referral to the Company’s Disclosure Committee, which consists of the Company’s Chief Risk Officer, Controller, Auditor and General Counsel, of any transaction that may be considered material and require approval or ratification by the Board of Directors or Audit Committee or disclosure in a Proxy Statement.
     The Policy provides guidance for determination of materiality. The amount of the transaction, the application of any exemption or exclusion, the provisions of the Company’s Code of Ethics, and general principles of corporate transparency may be considered. The Policy deems certain transactions exempt and pre-approved, including, compensation paid for service as a director or executive officer, transactions involving depositary or similar payment services, transactions that are the result of a competitive bidding process, and transactions arising solely from the ownership of the Company’s equity securities. The Policy provides further guidance to the Board or Audit Committee in regard to the approval or ratification of the transaction and prohibits the participation by a Related Party in the discussion, approval or ratification of a transaction.
     Pursuant to the application of the Policy, it was determined that Messrs. David W. Kemper and Jonathan M. Kemper are directors of Tower Properties Company (“Tower”), and Mr. Jonathan M. Kemper is the non-compensated Chairman of the Board of Tower. Tower is primarily engaged in the business of owning, developing, leasing and managing real property.
     At December 31, 2008, Messrs. David W. Kemper and Jonathan M. Kemper together with members of their immediate families beneficially own approximately 76% of Tower. During 2008, the Company, or its subsidiaries, paid Tower $501,000 for rent on leased properties, $19,000 for leasing fees, $114,000 for operation of parking garages, $118,000 for property construction management fees and $1,525,000 for building management fees.

     During 2008, Commerce Bank, N.A., a subsidiary of the Company, paid a salary of $142,943 to Michael Fields, the brother-in-law of Messrs. David W. Kemper and Jonathan M. Kemper. During 2008, the Company paid a salary of $122,000 to John W. Kemper, the son of David W. Kemper.
     Various Related Parties have deposit accounts with the subsidiary banks of the Company, and some Related Parties also have other transactions with the subsidiary banks, including loans in the ordinary course of business, all of which were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unrelated persons, and did not involve more than normal risk of collectibility or present other unfavorable features.

EXHIBIT C
Form 10-Q Exhibit 31.1
CERTIFICATION
I, David W. Kemper, certify that:
     1. I have reviewed this quarterly report on Form 10-Q of Commerce Bancshares, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;
     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
May XX, 2009

/s/ DAVID W. KEMPER
David W. Kemper
Chairman, President and Chief Executive Officer